Thompson & Knight llp

DIRECT DIAL: (214) 969-1349 EMAIL: Jessica.Hammons@tklaw.com	Attorneys and counselors One arts plaza 1722 Routh Street ● Suite 1500 Dallas, Texas 75201-2533 (214) 969-1700 Fax (214) 969-1751 www.tklaw.com	Austin Dallas DETROIT Fort Worth Houston New YORK ———————— Algiers LONDON Mexico City MONTERREY Paris

 August 6, 2012

BY EDGAR TRANSMISSION

AND ELECTRONIC MAIL

Mr. James E. O’Connor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Room 8415

Washington, D.C. 20549

Jeffrey W. Long

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Room 8415

Washington, D.C. 20549

RE	NGP Capital Resources Company

Registration Statement on Form N-2A

File Nos.: 333-160923 and 814-00672

Dear Messrs. O’Connor and Long:

On behalf of NGP Capital Resources Company (the “Company”), we enclose for filing under the Securities Act of 1933, as amended (the “Act”), and the applicable rules and regulations under the Act, Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 (“Amendment No. 2”). In addition, we have the following responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 21, 2011 to Jessica W. Hammons. Our responses are based upon information provided to us by or on behalf of the Company. Our responses are numbered, to the extent applicable, to correspond to the numbers used to designate the Staff’s comments in your comment letter. Additionally, in order to assist you in your review of the revised registration statement, we have changed the page numbers both in your comments and our responses to reflect the current pagination in Amendment No. 2.

James E. O’Connor Jeffrey W. Long August 6, 2012 Page 2

Prospectus

Front Cover

Please disclose the following information on the front cover: (1) the securities in which the Fund invests will generally not be rated by any rating agency; (2) if they were rated, they would be below investment grade or “junk;” (3) indebtedness of below investment grade quality is regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal.

Response: The Company has considered the Staff’s comment and believes that the existing disclosure is adequate. Credit ratings are intended to reflect the probability of default, rather than the expected recovery and ultimate rate of loss. The recovery rates for senior secured loans are typically substantial and the loss rates are correspondingly low, compared to bonds. As a result, comparing credit ratings of senior secured loans to those of bonds (which we believe the requested disclosure would lead investors to do) is not a meaningful comparison. We therefore do not believe it is appropriate for the Staff’s requested disclosure to be added to the cover page of the prospectus. We do note, however, that disclosure relating to the risks of debt securities of private companies is found throughout the prospectus, including in the “Risk Factors” section.

Investment Activity, page 2

1.        The Company’s portfolio composition is described as of December 31, 2010. In this section, and elsewhere in the prospectus, please provide information about the company, its investments, and its operations as of a more recent date.

Response: The Company has updated Amendment No. 2 to include information about the Company, its investments and its operations as of and for the three months ended March 31, 2012, and for the fiscal year ended December 31, 2011, to the extent applicable.

2.        As the Company is invested exclusively in energy assets, some of which distribute a considerable amount of returns of capital. Please confirm to us that the yields shown are derived solely from income.

Response: The Company confirms that all yields shown in Amendment No. 2 are derived solely from income.

Risks relating to Our Business and Investments, page 5

We note that the section, “Payment-in-Kind Interest and Dividends,” on page 61 in Amendment No. 2, discloses that the company “recorded PIK interest income of $4.5 million net of $3.4 million reserve in 2010.” We also note that the section “We may have difficulty paying our required...and thus be subject to corporate-level income tax,” on page 32 in Amendment No. 2, states that “these [PIK loan] amounts could be significant relative to our company’s overall investment activities.” Please summarize, on page 5, and disclose fully in the “Risk Factors” section, beginning on page 17, the risks of the Company’s investments in original issue discount (“OID”) securities, including PIK loans, warrants, property-based equity participation rights, and loan discount points.

James E. O’Connor Jeffrey W. Long August 6, 2012 Page 3

The disclosure about the risks of investing in OID securities should address the following risks:

a)        The higher yield of OID instruments reflect the payment deferral and credit risk associated with these instruments.

b)       OID instruments may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of the collateral;

c)        OID instruments generally represent a significantly higher credit risk than coupon loans.

d)       OID income received by the Company may create uncertainty about the source of the Company’s cash distributions to shareholders. For accounting purposes, any cash distributions to shareholders representing OID or market discount income are not treated as coming from paid-in capital, even though the cash to pay them comes from the offering proceeds. Thus, although a distribution of OID or market discount interest comes from the cash invested by the shareholders, Section 19(a) of the 1940 Act does not require that shareholders be given notice of this fact by reporting it as a return of capital.

e)        The deferral of PIK interest has the simultaneous effects of increasing the assets under management and increasing the base management fee at a compounding rate, while generating investment income and increasing the incentive fee at a compounding rate. In addition, the deferral of PIK interest also increases the loan-to-value ratio at a compounding rate, thus, increasing the risk that the Company will absorb a loss in foreclosure.

f)         OID and market discount instruments create the risk of non-refundable cash payments to the advisor based on non-cash accruals that ultimately may not be realized by the Company.

Response: In response to this comment, the Company has added disclosure to the “Prospectus Summary” section of Amendment No. 2 on page 6 relating to the risks associated with investments in OID instruments. In addition, the Company has added disclosure regarding the risks referenced in this comment to the “Risk Factors” section of Amendment No. 2 on page 20 and in the “Risk Factors” section of the Company’s Annual Report on Form 10-K for the year ended December 31, 2011.

James E. O’Connor Jeffrey W. Long August 6, 2012 Page 4

Although the Company does not expect OID securities to represent a significant portion of its portfolio, or for non-cash interest income to represent a significant portion of its investment income, the Company has not adopted any limits on its ability to invest in OID instruments. A typical loan originated by the Company includes a coupon of 11% to 15% per annum, plus 2% OID which amortizes into income over the life of the loan.

The Company anticipates that its manager, NGP Investment Advisor, LP (its “Manager”), will consider, among other things, the risks associated with investments in OID securities when making investment decisions. Included among the risks the Company’s Manager will consider is the fact that the Company intends to continue to qualify as a regulated investment company (a “RIC”) over time, and therefore will be required to distribute, in cash, at least 90% of its ordinary income, including any OID income. The Company expects the valuation of OID securities to be consistent with the valuation procedures used for other investments made by the Company. Please also refer to the Company’s risk factor on page 32 of Amendment No. 2 entitled “We may have difficulty paying our required distributions if we recognize income before, or without, receiving cash representing such income. If we are unable to pay required distributions, we may fail to qualify as a RIC and thus be subject to corporate-level income tax.”

Risks Relating to Our Manager, page 7

Given that the manager has been managing the Company for over seven years, is it still appropriate to describe its experience in running a BDC and a RIC as limited?

Response: The Company has made the requested deletion on page 7 in Amendment No. 2. The referenced risk factor has also been deleted from page 29 of Amendment No. 2 and in the “Risk Factors” section of the Company’s Annual Report on Form 10-K for the year ended December 31, 2011.

Determination of Net Asset Value, page 9

Please clarify the following issues with respect to the Company’s fair value procedures.

a)        Does the board use an “independent valuation firm” to assist it with the valuation of every security that would be classified as a “Level 3” asset under FASB Accounting Standards Codification Topic 820 (“ASC 820”)? If not, why not?

Response: To date, the Company has not engaged an independent valuation firm to assist it with the valuation of any of its investments. All valuations and related materials to date have been prepared by management and submitted to the valuation committee of the Company’s Board of Directors (the “Valuation Committee”) for consideration. The Valuation Committee reviews and discusses the valuation analyses and fair value estimates provided by management and recommends valuations to the Company’s Board of Directors for approval.

James E. O’Connor Jeffrey W. Long August 6, 2012 Page 5

The Valuation Committee and the Board of Directors have determined to date that management’s collective experience and expertise in investing in public and non-public securities in specific energy markets in which the Company invests, combined with management’s experience with and knowledge of the portfolio companies, management teams, underlying collateral and recent market activity for similar assets, provide management with a solid knowledge base for determining valuations for the Company’s investments.

b)        The paragraph, “Third Party Valuation Activity,” on page 71, states that “the valuation committee and our board of directors may retain an independent valuation firm to review on a selective basis the valuation analysis provided by the investment team of our manager.” Please explain the meaning of the term “selective basis.”

Response: The Company has revised the disclosure on page 71 and in the Company’s most recent periodic report filings with the Commission to remove the referenced language. The original language was intended to convey to investors that the Board of Directors and the Valuation Committee have discretion as to whether or not to submit valuations to an independent valuation firm.

c)         The paragraph “Quantitative and Qualitative Disclosures about Market Risk,” on page 62, states that “our investments generally [emphasis added] require ...periodic appraisal of asset values...” Please explain this statement. Specifically, what does this “appraisal” involve and who does it?

Response: The Company has revised the disclosure on page 63 of Amendment No. 2 and in the Company’s most recent periodic report filings with the Commission to clarify that the Company generally requires portfolio companies that are energy producers to deliver reserve reports prepared by third-party engineers to assist management and the Valuation Committee in assessing collateral values.

d)        For how many of the total of the Company’s current assets that were fair valued did the board use an independent valuation firm?

Response: To date, the Company has not engaged an independent valuation firm to assist it with the valuation of any of its investments.

e)        Please identify the independent valuation firm(s) that the Company has used.

Response: To date, the Company has not used an independent valuation firm to assist it with the valuation of any of its investments.

f)         Please inform us whether the board approves the valuation methodology of the independent valuation firms that it uses and whether the board periodically reviews in hindsight the accuracy of the methodology. See Release No. IC-26299; “Compliance Programs of Investment Companies and Investment Advisers,” (December 17, 2003).

James E. O’Connor Jeffrey W. Long August 6, 2012 Page 6

Response: To date, the Company has not engaged an independent valuation firm to assist it with the valuation of any of its investments.

Fees and Expenses, page 12

1              In the line item, “Offering expenses borne by us (as a percentage of offering price),” please delete the phrase “borne by us.”

Response: The Company has made the requested deletion on page 12 of Amendment No. 2.

2.             In your response letter, dated April 28, 2011, you indicated that the “other expenses” line item does not include a provision for taxes. We note that the “Net Investment Income” subsection, on page 51 of Amendment No. 2, indicates that there was an “income tax provision of $0.3 million in 2010. The provision for taxes shown in the statement of operations must be included in “other expenses” the fee table expenses. Accordingly, please revise the figures in the fee table to reflect the impact of the provision for taxes.

Response: The Company has made the requested change on page 12 of Amendment No. 2.

3.             What is the Company’s strategy in borrowing to acquire treasuries under the Treasury Secured Revolving Credit Agreement? In the current interest rate environment, if the Company borrows to acquire treasuries, it would be making investments that, effectively, have a negative yield. Please explain to us how the Manager justifies collecting the base management fee on the assets acquired by this strategy, which provides the Company with little or no income and which appears to be inconsistent with the Company’s investment objective.

Response: The Treasury Secured Revolving Credit Agreement (the “Treasury Facility”) provides the Company with balance sheet diversification that facilitates the growth of the Company’s investment portfolio and provides flexibility in the sizing of its portfolio investments. As a result of this diversification, the Company is able to make larger investments in portfolio companies, allowing the Company to have a larger pool of possible investments.

In the current interest rate environment and under the terms of the Treasury Facility, the negative spread referenced in the Staff’s comment was not substantial, but rather modest, relative to the spread resulting from the then-current rate environment and the terms of the Company’s prior treasury facility. By maintaining the ability to hold significantly higher yielding investments in larger sizes and quantities, the Company believes the current arrangement is accretive and beneficial to stockholders. Pursuant to the Company’s investment advisory agreement, the Company pays its Manager a fee for management services consisting of a base management fee and an incentive fee. The base management fee is based on the average total assets of the Company as of the end of the two previous quarters, regardless of the portfolio’s overall performance or the performance of any individual investment or group of investments within the portfolio, which is common in financial management relationships.

James E. O’Connor Jeffrey W. Long August 6, 2012 Page 7

4.        Please delete the parenthetical “estimated” following the line item “total annual expenses.” It is not permitted or required by Form N-2.

Response: The Company respectfully acknowledges the Staff’s comment and has made the requested revision on page 12 of Amendment No. 2. However, the Company would like to point out that the calculation of “total annual expenses” is indeed an estimated percentage per Item 3, instruction 6 of Form N-2, as the “other expenses” component of the calculation is based on annualized other expenses for the three months ended March 31, 2012.

5.        Please confirm to us that, as the Company accrues unrealized capital gains, it will also accrue the corresponding capital gain incentive fee for the period and that it will include this amount with the incentive fee on liquidated capital gains presented in the fee table. Please also confirm to us that the amount included in the fee table will correspond to the amount presented in the financial statements.

Response: The Company confirms that as it accrues unrealized capital gains, it will also accrue the corresponding capital gain incentive fee for the applicable period and it will include this amount with the incentive fee on liquidated capital gains presented in the fee table. The Company also confirms that the amounts included in the fee table will correspond to the amounts presented in the financial statements.

6.        Footnote “5” states that “net assets attributable to common stock” equals net assets as of December 31, 2010. “Net assets” should be the average net assets for the year.

Response: The Company has made the requested modification on page 13 of Amendment No. 2.

7.         Footnote “6” states: “our manager has agreed to waive, subsequent to September 30, 2007, that portion of the management fee attributable to U.S. treasury securities acquired with borrowings under our credit facilities to the extent that the amount of such securities exceeds $100 million.” Please remove the discussion of $100 million ceiling from the fee table to a more appropriate location in the prospectus. Given the fact that the maximum amount of borrowing permitted under the 2011 Treasury Secured Revolving Credit Agreement is $30 million, the $100 million ceiling is not immediately relevant to the computation of the base management fee.

Response: The Company has deleted the above-referenced sentence from footnote “6” to the fee table on page 13 of Amendment No. 2.

8.        Because the body of the fee table presents the base management fee as a percentage of net assets attributable to common stock, footnote “6” should clarify that the difference between the fee table amount and the contractual base management fee (1.8% of total assets) shows an effect of leveraging on the expenses paid by the common shareholders. Please also explain to us the calculation of the base management fee as a percentage of net assets attributable to common stock.

James E. O’Connor Jeffrey W. Long August 6, 2012 Page 8

Response: The Company has revised footnote “6” on page 13 of Amendment No. 2 to clarify that the difference between the management fee amount shown in the fee table and the contractual rate of 1.8% of total assets is primarily a function of the Company’s leverage. A calculation of the base management fee as a percentage of net assets attributable to common stock follows (dollars in thousands):

Total assets at September 30, 2011		$225,413
Total assets at December 31, 2011		256,581
Average total assets		$240,997
Multiplied by: contractual rate	x	0.45%
Quarterly base management fee		$1,084
Net assets at December 31, 2011		$200,266
Net assets at March 31, 2012		201,882
Average net assets		$201,074
Base management fee as a percentage of net assets (annualized)		2.16%

9.        Footnote “8” states that the estimate of interest expense was based on the nine months ended 9/30/10. Given that the footnote discloses the average borrowings during the year ended December 31, 2010, and the outstanding borrowings at December 31, 2010, it is apparent that the Company’s interest expense for the full year is available. Please provide an estimate of interest expense based on the full year.

Response: The Company has revised footnote “8” to reflect an estimate of interest expense based on the three months ended March 31, 2012, given that the footnote now discloses the average borrowings during the three months ended March 31, 2012 and the outstanding borrowings at March 31, 2012. The reference to September 30, 2010 in the previous filing was an error.

10        Please include, by means of a footnote, a second example where the five percent return results entirely from net realized capital gains, so that the effect of the incentive fees is illustrated. The incentive fees are potentially significant and it is possibly misleading to totally ignore them because the example is premised on a return so low that the risks of investing in the Fund would not even be justified.

Response: The Company has made the requested addition on page 12 of Amendment No. 2.

James E. O’Connor Jeffrey W. Long August 6, 2012 Page 9

Our ability to grow will depend on our ability to raise capital, page 18

Please disclose whether the Company intends to may securitize any of its loans with[in] a year of the effective date of the registration statement. Depending on your response, we may have additional comments.

Response: As stated on page 19 of Amendment No. 2 and in the “Risk Factors” section of the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, the Company has no present plans to securitize any of its loans.

Use of Proceeds, page 41

Please describe reasons for and consequences of the delay of up to two years in investing proceeds of offering.

Response: Because this registration statement on Form N-2 is a shelf registration statement, currently the Company does not have any explicit plans for the proceeds from future offerings pursuant to this registration statement. Specific plans for the use of proceeds will be detailed in the applicable prospectus supplement(s). However, the Company has indicated in the base prospectus that it plans to use all proceeds of offerings pursuant to this registration statement within two years of the Company’s receipt thereof in order to maintain the Company’s flexibility during such time period to pursue appropriate investment opportunities that are consistent with its investment objectives and strategies and to reflect the limited shelf-life of the registration statement itself, based on the requirements to update a registration statement pursuant under Section 10(a)(3) of the Securities Act of 1933, as amended.

Payment-in-Kind Interest and Dividends, page 61

1.        The disclosure states: “if the portfolio company’s asset valuation is not sufficient to cover the contractual interest, we will not accrue [PIK] interest income or dividend income on the investment.” Please explain this statement. On what basis can the Company continue to accrue PIK interest or dividends simply because the portfolio company’s “asset valuation” is “sufficient to cover contractual interest”? Please describe the methodology used in a “portfolio company’s asset valuation.” For example, is an enterprise value or a liquidation value methodology used? Based on your responses, we may have additional comments.

Response: For further clarification, the Company has revised the disclosure on page 61 to state: “If the portfolio company’s projected cash flows, further supported by estimated total enterprise value, are not sufficient to cover the contractual principal and interest or dividend amounts, as applicable, we do not accrue interest income or dividend income on the investment.”

James E. O’Connor Jeffrey W. Long August 6, 2012 Page 10

The Company employs an enterprise value methodology, utilizing both an income and a market approach, in estimating the portfolio company’s enterprise value, incorporating a variety of other factors. Please refer to our discussion of the “Valuation Process” on page 71 of Amendment No. 2 and Note 8 of Notes to Consolidated Financial Statements as of March 31, 2012 on pages F-60 to F-66 of Amendment No. 2.

2.        The disclosure states: “we recorded PIK interest income of $4.5 million net of $3.4 million reserve in 2010, $4.3 million net of a $0.8 million reserve in 2009, $2.3 million net of a $0.2 million reserve in 2008, $4.5 million net of a $0.3 million reserve in 2007, and $0.8 million with no reserve in 2006.” Please explain the purpose and mechanics of the PIK interest reserve. Please explain why the reserve increased dramatically in 2010.

Response: The primary source of the PIK interest reserve during the period in question was the Alden Resources, LLC (“Alden”) Tranche B Term Loan of $19.5 million entered into in 2009 (one of several debt and equity securities of Alden held by the Company). Under the terms of the Alden Tranche B Term Loan, Alden had the option of (i) paying cash interest at the greater of 12% or LIBOR + 9% or (ii) incurring PIK interest at the greater of 15% or LIBOR + 12%. The consequences of recording the PIK interest and immediately reserving it, as opposed to simply not recording the PIK interest at all, were that these PIK interest amounts were included in investment company taxable income in the years incurred (i.e., the reserve was ignored for tax purposes), and therefore available for dividend to stockholders. However, the PIK interest was not recognized in the consolidated financial statements included in the Company’s filings with the Commission during this time period (i.e., the reserve netted against the PIK interest income on the interest income line of the consolidated statement of operations).

The Alden Tranche B Term Loan was issued in July 2009. The amount of PIK interest recorded and reserved on the Tranche B Term Loan was $1.4 million in 2009 and $3.4 million in 2010, the increase being attributable to the loan being outstanding for the full year in 2010. The disclosure on page 61 of Amendment No. 2 reads that PIK interest recorded was net of a $0.8 million reserve in 2009, because during 2009 the Company also reversed $0.6 million of PIK interest reserve recorded in previous years related to other portfolio PIK loans, which PIK interest was deemed collectable and, in fact, collected during 2009 upon sale of the loans. In 2011, the Company sold all of its investments in Alden and, as a result, recorded $4.5 million of previously unrecognized interest income on the Tranche B Term Loan, including $2.7 million related to PIK amounts reserved in prior years.

Portfolio Credit Quality, page 57

1.        The disclosure states that: “as of December 31, 2010, we carried fourteen investments totaling approximately $139.1 million, or approximately 58.3% of the $238.5 million in targeted investments, on a cost basis, on our watch list due to deterioration in asset coverage, slower than expected development of the assets supporting the investments, or the downturn in general economic and energy market conditions.” Please define the terms, “deterioration in asset coverage” and “slower than expected development of the assets.” Please provide examples. Please describe the treatment of an investment that is put on the “watch list”?

James E. O’Connor Jeffrey W. Long August 6, 2012 Page 11

Response: The Company has revised the disclosure regarding portfolio credit quality on page 57 of Amendment No. 2 and in the Company’s most recent periodic report filings with the Commission to provide a clearer explanation of the credit quality of the Company’s investment portfolio. The revised disclosure does not include the terms referenced in the Staff’s comment above.

2.        Please define the term “cost basis.” Please explain to us how an investment that has experienced “deterioration in asset coverage” and “slower than expected development of the assets supporting the investments” can still be carried “on a cost basis.”

Response: The Company’s investments are carried at fair value, in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (“ASC 820”). The previous disclosure was intended to indicate the aggregate cost basis (i.e., the original amounts invested plus or minus any unamortized OID), as opposed to the aggregate fair value, of securities on the Company’s “watch list.” The Company agrees that the sentence structure of the previous disclosure contributed to its misinterpretation. The Company has revised the disclosure regarding portfolio credit quality on page 57 of Amendment No. 2 and in the Company’s most recent periodic report filings with the Commission to provide a clearer explanation of the credit quality of the Company’s investment portfolio. The revised disclosure does not include the terms referenced in the Staff’s comment above.

Valuation Process, page 71

1.        Please clarify the following statement, on page 71: “the fair value definition focuses on exit price in the principal, or most advantageous, market and prioritizes the use of observable market inputs over unobservable entity-specific inputs.”

Response: This statement on page 71 of Amendment No. 2 is intended to show the Company’s adherence to the guidance provided by ASC 820, and to segue into the discussion of the three levels of valuation hierarchy established by ASC 820 which are described in more detail in Note 8 of Notes to Consolidated Financial Statements as of March 31, 2012 on pages F-63 and F-64 of Amendment No. 2. ASC 820 emphasizes that valuation techniques used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. For example, if the Company utilizes observable inputs in an orderly market to determine fair value, such as market prices from an exchange or dealer market, the Company is precluded from using an internal valuation model (e.g., discounted cash flow model) and should not ignore transaction data unless the transaction data is determined to be disorderly. However, the more illiquid the investment, the greater the need exists to apply judgment and use multiple valuation techniques to measure fair value.

James E. O’Connor Jeffrey W. Long August 6, 2012 Page 12

2.          The disclosure, on page 71, states that “fair value is the price that a seller would receive for an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date.” This statement appears to describe a “fair market value,” rather than “fair value,” approach to valuation. (See Rev. Rule. 59-60, 1959-1 C.B. 237.) Please clarify which valuation methodology the Company is using.

Response: The Company has reviewed the above referenced revenue ruling; however, the Company believes that the referenced disclosure is consistent and in agreement with the definition of fair value included in ASC 820-10-35-2 and ASC 820-10-55-1.

Consolidated Schedule of Investments, page 73

1.            Please explain to us the meaning of the term “cost” in the context of the schedule of investments. Does this mean that the Company purchased these loans and is accruing a market discount? On this basis, it appears that the Company has not originated a single loan. Is this true?

Response: The Company has revised the disclosure on pages 73-76 of Amendment No. 2 to reflect the Company’s portfolio companies as of March 31, 2012 and to conform the disclosure to the requirements of Item 8.6(a) of Form N-2. The Company did originate most of the loans listed in the list of portfolio companies on pages 73-76 of Amendment No. 2. The term “cost”, in this context, is an accounting term that represents the amount of cash originally invested in the security plus or minus, as applicable, the amount of any OID that has amortized into investment income since the origination of the investment. Future settlements or repayments in excess of (at less than) cost result in realized capital gains (losses).

2.            We note that of the 32 listed investments in the schedule of investments: 20 are carried at cost and 6 are carried below cost.

a) What are the criteria for carrying an investment below cost, if an investment that has experienced “deterioration in asset coverage” and “slower than expected development of the assets” can be carried at cost? (See “Portfolio Credit Quality,” page 57.)

Response: The Company’s investments are carried at fair value, in accordance with ASC 820, irrespective of cost. Please refer to the Company’s response to Question #2 under “Portfolio Credit Quality” above, which seeks to clarify the misunderstanding regarding the statement on page 56 of Amendment No. 1, which the Staff has made reference to in this question. Please refer to discussion of the “Valuation Process” on page 71 of Amendment No. 2 and Note 8 of Notes to Consolidated Financial Statements as of March 31, 2012 on pages F-62 to F-68 of Amendment No. 2.

Please note that the Company’s schedule of investments in Amendment No. 2 has been updated as of March 31, 2012. Of the 32 listed investments in the schedule of investments as of March 31, 2012, there were 13 for which fair value was greater than cost, 14 for which fair value was less than cost, 1 for which fair value was equal to cost and 4 for which both cost and fair value were zero.

James E. O’Connor Jeffrey W. Long August 6, 2012 Page 13

Looking back at Amendment No. 1, there were in fact 42 investments as of December 31, 2010 listed on the schedule of investments on pages 66-68 of Amendment No. 1. Of those 42 investments, 8 had at a fair value greater than cost, 7 had a fair value less than cost, 21 had a fair value that was equal to cost and 6 had both a cost and fair value of zero.

b)         Why is not a single loan carried below cost, although the fund’s equity and bond investments are in some cases valued below cost?

Response: The Company had two bond investments as of December 31, 2010, one of which had a fair value above cost and one of which had a fair value below cost as of such date. Both of these bond investments were publicly traded securities for which trading activity was relatively infrequent. Consequently, we considered these investments as Level 2 on the valuation hierarchy, and the fair values in the schedule of investments represented broker quotes as of the balance sheet date or at prices for which such securities were most recently traded.

As of December 31, 2010, the Company had 18 equity investments, 5 of which had a fair value below cost, 7 of which had a fair value equal to cost and 6 of which had both a cost and fair value of zero. The aggregate fair value of all 18 equity investments as of December 31, 2010 was $16.0 million, or 7.4% of the total value of the Company’s investment portfolio. As described more fully in “Investment Structures” and “Investments” on pages 66-69 of Amendment No. 2, our equity investments are typically relatively small components issued in connection with a much larger debt security. Several of our equity investments as of December 31, 2010 were the result of recapitalizations or restructurings, in which our original debt investment was converted into an equity interest in a portfolio company. As a result of the financial crisis which began in 2008 and the subsequent downturn in the U.S. energy industry, a number of our equity investments diminished in value below cost or were forced to liquidate substantially all of their assets (cost and fair value equal to zero).

As of December 31, 2010, the Company had 13 loans listed on its schedule of investments, 1 of which had a fair value below cost and 12 of which had a fair value equal to cost. With respect to the 12 loans whose fair value was equal to cost at that time, with the exception of the Alden Tranche B Term Loan discussed below, based on the valuation techniques and methodologies employed by the Valuation Committee and the Board of Directors at that time (described more fully in the discussion of the “Valuation Process” on page 71 of Amendment No. 2 and Note 8 of Notes to Consolidated Financial Statements as of March 31, 2012 on pages F-62 to F-68 of Amendment No. 2), the Board of Directors determined in good faith that the effective yield on each such investment was reasonable based on the credit quality, perceived risk assumed and perceived interest rate that would be demanded by a reasonable market participant at that time, and that the fair value of each such loan was the principal amount plus or minus any unamortized premium or discount (which, in all such cases, equates to “cost”). Note that the total net difference between the aggregate principal amount and the aggregate cost/fair value of these 11 loans was $1.6 million, or 1.3% of the total fair value of such investments as of such date, which the Company deems to be quantitatively insignificant.

James E. O’Connor Jeffrey W. Long August 6, 2012 Page 14

Please note that the Company’s schedule of investments in Amendment No. 2 has been updated as of March 31, 2012. There are 10 loans listed on the schedule of investments as of March 31, 2012, of which 4 have a fair value greater than cost, 5 have a fair value below cost, and 1 has a fair value equal to cost.

c)        Please explain to us how one of the Alden Resources loans could be placed on nonaccrual status in 2010 and still be carried at cost in 2010.

Response: The Alden Tranche B Term Loan of $19.5 million was entered into in July 2009. As discussed in the response to Question No. 2 under “Payment-in-Kind Interest and Dividends” on page 10 above, under the terms of the Alden Tranche B Term Loan, Alden had the option of (i) paying cash interest at the greater of 12% or LIBOR + 9% or (ii) incurring PIK interest at the greater of 15% or LIBOR + 12%. The Alden Tranche B Term Loan was placed on non-accrual status at its inception, as the projected operating cash flows of Alden at that time suggested that Alden’s operations would not generate sufficient cash flow to enable Alden to pay interest currently in the near term. However, Alden was in the process of increasing production at new mines, and the Company believed that the entire principal (i.e., original cost) amount, and all or some portion of the interest amount, might ultimately be realized through the sale of the Company’s investments in Alden at some point in the future, based on the Company’s assessment of the total enterprise value of Alden. The Company had other debt and equity investments in Alden at the time, and accounted for the Tranche B Term Loan similar to an equity investment—estimated enterprise value supported the original cost of the Tranche B Term Loan, but collectability of any interest was highly uncertain barring a near-term liquidity event.

The Company ultimately recognized $4.5 million of interest income applicable to the Alden Tranche B Term Loan in the second quarter of 2011, when it became apparent that such interest was collectible, based on the Company’s pending sale of all of its investments in Alden. The sale was completed in July 2011, at which time the $4.5 million of interest and the entire original principal amount under the Alden Tranche B Term Loan were collected.

d)       Please explain to us how Bionol Clearfield, which has failed to make scheduled interest payments since March 10, 2010, can also be carried at cost. How can principal, cost, and fair value all be the same for the Bionol loan?

James E. O’Connor Jeffrey W. Long August 6, 2012 Page 15

Response: The Company’s investment in Bionol Clearfield, LLC (“Bionol”) consists of a $5.0 million participation in a $30.0 million Senior Secured Tranche C Term Loan. Proceeds of this Term Loan and a portion of the proceeds from securities issued by Bionol’s parent company, BioEnergy Holding, LLC (“BioEnergy”), were used to construct an ethanol plant. Bionol had a five-year pricing arrangement (the “Offtake Agreement”) with Getty Petroleum Marketing Inc. (“Getty”), a U.S.-based wholly-owned subsidiary of Lukoil, a large multi-national energy company with market capitalization of approximately $55 billion. Under the Offtake Agreement, Getty agreed to purchase 100% of the production from the ethanol plant in accordance with a specified pricing formula tied to the price of corn. The ethanol plant became fully operational in the first quarter of 2010, and in June 2010, Getty submitted a Demand for Arbitration asserting that Bionol had incorrectly invoiced Getty under the Offtake Agreement. Bionol’s lawyers believed the claim to be unfounded and that Bionol would ultimately prevail in the arbitration. By December 31, 2010, although Bionol was not making regular interest payments on its debt, it was operating at a breakeven level by selling ethanol on the spot market, and the Getty payment shortfall had grown to $33.5 million. The arbitration case was progressing, and the Company believed, along with Bionol’s lawyers, that Bionol would ultimately prevail in the arbitration. The Company took further comfort in the financial resources of Lukoil, in that Lukoil (while not a guarantor or otherwise specifically obligated to perform under the contract) would have the ability and financial wherewithal to fund any arbitration settlement against Getty, if necessary. Consequently, based on the financial analysis performed by the Company, which included a comparable transaction multiple approach, a comparable trading multiple approach, and a discounted cash flow approach, all of which incorporated the estimated value of the Offtake Agreement, the Company continued to accrue interest on the Bionol loan and valued the loan at a fair value that was equal to cost, being management’s and the Board of Directors’ best estimate of the fair value of the loan as of such date.

By the end of the first quarter of 2011, the arbitration proceedings were nearing completion, and the Getty shortfall under the Offtake Agreement had grown to approximately $55 million. The Company believed that the arbitration case could be completed during the second quarter of 2011, and that a ruling would be in Bionol’s favor. However, during the first quarter of 2011, Lukoil sold Getty to Cambridge Petroleum Holding, Inc. (“Cambridge”), an unaffiliated third party, raising concern as to whether Getty or Cambridge would be financial capable of satisfying a significant arbitration judgment. Secondly, during this quarter the bank lenders senior to the Company’s loan to Bionol began to consider a liquidation strategy, as opposed to a potential debt restructuring after the anticipated arbitration ruling. Finally, spot prices in the ethanol market were making it difficult for the Bionol ethanol plant to operate profitably under then current market conditions. Based on these factors and the financial analysis performed by the Company in connection with its March 31, 2011 valuation process (and as disclosed in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011), the Company placed the Bionol loan on non-accrual status in March 2011 and determined that the fair value of the loan was $2.5 million, resulting in an unrealized loss of $2.5 million.

James E. O’Connor Jeffrey W. Long August 6, 2012 Page 16

In the second quarter of 2011, the senior lenders “warm-idled” the ethanol plant with the intent of selling it, and in July 2011 (prior to the issuance of the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2011), Bionol filed for protection under Chapter 7 of the U.S. Bankruptcy Code. Estimated proceeds from the plant sale were considered insufficient to cover any portion of the Company’s Bionol loan, so the fair value of the Bionol loan was reduced to zero in the second quarter of 2011 (as disclosed in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011). The arbitration case ultimately resulted in a favorable judgment for Bionol, but Bionol has received no collections, and there is ongoing litigation involving Bionol, Getty, Cambridge and Lukoil. It is uncertain whether the ultimate outcome of this litigation will provide any significant realization on the Company’s investment. These facts and circumstances were also disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011.

3.           It appears that every investment in the schedule of investments is characterized as “level 3” and that, apart from the “overriding royalty interests,” the Anadarko “net profits interest,” and GMX notes, every one is carried at cost or lower. Please identify to us those investments that have not been valued with the assistance of an independent valuation firm.

Response: To date, the Company has not engaged an independent valuation firm to assist the Company in any valuations of any of its portfolio investments.

As noted in the schedule of investments in Amendment No. 1, as of December 31, 2010, the GMX Resources, Inc. (“GMX”) Convertible Notes, the Pioneer Natural Resources Co. (“Pioneer”) Notes, and the Resaca Exploitation, Inc. (“Resaca”) Common Stock investments were characterized as “Level 2” investments. The Pioneer Notes were sold in 2011. In Amendment No. 2, as of March 31, 2012, the GMX Notes, the Resaca Common Stock and the BP Corporation North America, Inc. put options were characterized as “Level 2” investments.

4.           We note that the “overriding royalty interests” in several cases show very big increases in fair value. (For example, one overriding royalty interest increased in fair value from $10,000 to $100,000 over a relatively short time.) Please explain to us how the overriding royalty interests are valued.

Response: As disclosed on page F-65 of Amendment No. 2 in Note 8 of Notes to Consolidated Financial Statements as of March 31, 2012, the Company values overriding royalty interests based on a multiple of cash flows generated by such investments, multiples from transactions involving the sale of comparable assets and/or the discounted value of expected future net cash from such investments, adjusted for lack of marketability due to the illiquid nature or other restrictions on the sale of our investment. We derive appropriate cash flow multiples from the review of comparable transactions involving similar assets. We derive the discounted value of future net cash flows, when appropriate, from third party valuations of a portfolio company’s assets, such as engineering reserve reports of oil and natural gas properties.

James E. O’Connor Jeffrey W. Long August 6, 2012 Page 17

The Company’s overriding royalty interests are typically issued in connection with an original or restructured debt security in a small private oil and natural gas development company, and do not represent a significant portion of our investment portfolio (two investments, comprising in the aggregate less than 1.5% of our investment portfolio balance at March 31, 2012). These overriding royalty interests typically entitle the Company to a percentage (typically around 3%) of the revenue generated by the oil and gas produced from the specific properties being developed. At the outset of these investments, there is often little or no cash flow being generated by the properties, and considerable uncertainty as to the timing and magnitude of future cash flows expected (i.e., the future cash flow stream is largely dependent upon the success of the development program that our investment is funding). Generally speaking, as new wells in the development program are successfully completed and begin producing, our royalty payments increase and the level of uncertainty regarding future royalty payments diminishes, thereby increasing the fair value of our royalty interest. Significant changes in commodity prices (e.g., oil and natural gas) also affect our royalty payments and, consequently, often impact the fair value of our royalty interest. Depending on the specific circumstances, the changes in fair value of an overriding royalty interest can be quite significant on a percentage basis from one quarter to the next, but have historically not been significant on an absolute dollar basis in comparison to the investment portfolio as a whole.

Financial Statements

Cash — Confirm that the $68,456,908 of cash at 12/31/10 was not in a repurchase agreement or money market fund that should be reflected separately on the schedule of investments.

Response: The $68,456,908 of cash and cash equivalents on the Company’s consolidated balance sheet at December 31, 2010 and the $81,070,000 of cash and cash equivalents on the Company’s consolidated balance sheet at March 31, 2012 were held primarily in demand deposit accounts and money market accounts paying higher overnight interest rates than the Company’s bank accounts which generally yield little to no interest income. The Company classifies funds held in money market accounts, as well as other short-term, liquid investments with an original maturity of three months or less, as cash equivalents.

Treasury Facility — Securities collateralized under the borrowing arrangements need to be identified on the schedule of investments. See Article 4-08 of Regulation S-X and Audits of Investment Companies.

Response: As previously discussed with Mr. Long, Note (1) under the Company’s schedule of investments on pages 68 and F-11 of Amendment No. 1 and pages 74, F-8 and F-46 of Amendment No. 2 states that all of the Company’s targeted investments serve as collateral under the Company’s Investment Facility. Note 4 of the Notes to Consolidated Financial Statements on pages F-20 and F-56 of Amendment No. 2 also states this fact, and that the Company’s investments in U.S. Treasury Bills secure its borrowings under the Treasury Facility. Note that the Company did not have any investments in U.S. Treasury Bills nor any borrowings under the Treasury Facility as of March 31, 2012 or December 31, 2010.

James E. O’Connor Jeffrey W. Long August 6, 2012 Page 18

Restricted Securities — Provide the additional disclosure required by Article 12-12.6 of Regulation S-X for any restricted securities.

Response: The Company respectfully acknowledges the Staff’s comment; however, as previously discussed with Mr. Long, none of the Company’s investments constitute restricted securities requiring the disclosure required by Article 12-12.6 of Regulation S-X.

Controlled Portfolio Companies — Portfolio companies controlled by or affiliated to the Company as defined by the Investment Company Act of 1940 need the following disclosure:

○	Investments in affiliated and unaffiliated companies should appear as separate line items with a subtotal on the face of the statement. See Article 6-04 of Regulation S-X.

Response: As previously discussed with Mr. Long, the requested disclosure appears on the face of the Company’s balance sheets on pages F-4 and F-42 of Amendment No. 2 and on the Consolidated Schedules of Investments appearing on pages F-8 through F-13 and pages F-46 through F-53 of Amendment No. 2.

○	Income / Realized and unrealized gain (loss) in (on) affiliated and unaffiliated companies should appear as separate line items with a subtotal on the face of the statement. See Article 6-07.1 of Regulation S-X.

Response: As previously discussed with Mr. Long, the audited statements of operations for the years ended December 31, 2011, 2010 and 2009 on page F-5 of Amendment No. 2 and the Company’s unaudited statement of operations for the three months ended March 31, 2012 and 2011 on page F-43 of Amendment No. 2 reflect the requested disclosure.

○	Provide the affiliate information as required by Article 12-14 of Regulation S-X.

Response: As previously discussed with Mr. Long, the requested disclosure appears on pages F-39 and F-40 of Amendment No. 2.

Incentive Fee Income — In Note 5 to the financial statements please add the following disclosure regarding income incentive fees:

○	Amount of income that would be subject to the incentive fee accrual if the BDC had achieved the hurdle rate as of the balance sheet date.

Response: All of the Company’s net investment income in excess of the quarterly hurdle rate equal to 2% (8% annualized) of the Company’s net assets is subject to the incentive fee accrual. As stated in Note 6 of the Notes to Consolidated Financial Statements on page F-22 of Amendment No. 2, the Company incurred incentive fees totaling $0.3 million for the year ended December 31, 2011. As the Company’s net investment income did not exceed the hurdle rate in any of the other periods covered by the Company’s audited or unaudited financial statements included in Amendment No. 2, no investment income incentive fees were paid or accrued during any other reporting periods.

James E. O’Connor Jeffrey W. Long August 6, 2012 Page 19

General & Administrative Expenses — The dollar amount of the general & administrative expenses line item is $3,662,350, which is greater than 5% of total expenses. Are any individual expense items listed in the general & administrative expenses greater than 5% of total expenses? See Article 6-07 (2) (b) of Regulation S-X, and Audits of Investment Companies.

Response: The Company has confirmed that none of the individual expense items listed in the general and administrative expenses are greater than 5% of total expenses for any of the periods presented.

Valuation — In reviewing the 12/30/10 financial statements, we noticed that a majority of the holdings on the schedule of investments are valued at cost. Please explain how valuing securities at cost constitutes fair value as defined in ASC 820.

Response: Valuing securities at cost does not constitute fair value as defined in ASC 820. However, as of December 31, 2010, cost and fair value were approximately equal to one another for a large number of the Company’s investments. With respect to the 7 equity investments with fair values greater than zero that were equal to cost as of such date:

•	The value assigned to the Alden Series E Units (the “Alden Units”) of $5.8 million was supported by a preliminary offer to purchase the portfolio company received on December 15, 2010. The Company’s income and market approaches (i.e., a discounted cash flow analysis and an EBITDA multiple analysis) to valuing the Alden Units produced a wide range of values ($1.1 million to $42.1 million) for the Alden Units. The Valuation Committee and the Board of Directors determined that the best estimate of fair value for the Alden Units at December 31, 2010 was $5.8 million based on all the evidence considered. Ultimately, the Company sold all of its equity, royalty and debt investments in Alden in July 2011. Using a waterfall approach to allocate the sales proceeds, no value was ultimately assigned to the Alden Units, resulting in a $5.8 million realized capital loss.
•	The value assigned to the Gatliff Services, LLC (“Gatliff”) Membership Unit of $1.1 million was based on the Company’s commitment of a $15.0 million Term Loan and $1.1 million equity commitment to Gatliff on December 28, 2010 (three days prior to the valuation date). The Company’s investment in Gatliff was ultimately sold in July 2011. Using a waterfall approach to allocate the sales proceeds, the value assigned to the Gatliff Membership Unit was $0.8 million, resulting in a $0.3 million realized capital loss.
•	The value assigned to the BioEnergy Units, the Myriant Technologies units and the Myriant Technologies warrants, which totaled $1.8 million was supported by the Company’s discounted cash flow analysis, which generated a range of values from $1.8 million to $3.3 million. The fair value of the BioEnergy Units was reduced to zero as of June 30, 2011 based on deterioration in BioEnergy’s financial condition and filing for protection under Chapter 7 of the U.S. Bankruptcy Code.

James E. O’Connor Jeffrey W. Long August 6, 2012 Page 20

•	The other two equity investments whose fair values were equal to cost as of December 31, 2010 were warrants to acquire a minority interest in Black Pool and Tammany, with an aggregate fair value of $20,000. These are minor equity “kickers” issued in connection with Senior Term Loans, both of which had nominal estimated fair value as of December 31, 2010, based on the Company’s analysis.

As of December 31, 2010, the Company had portfolio investments in 12 loans whose fair values were equal to cost. With the exception of the Alden Tranche B Term Loan discussed separately above, based on the valuation techniques and methodologies employed by the Valuation Committee and the Board of Directors at that time (described more fully in the discussion of the “Valuation Process” on page 71 of Amendment No. 2 and Note 11 of Notes to Consolidated Financial Statements as of December 31, 2011 on pages F-28 to F-35 of Amendment No. 2), the Board of Directors determined in good faith that the effective yield on each such investment was reasonable based on the credit quality, perceived risk assumed and perceived interest rate that would be demanded by a reasonable market participant at that time, and that the fair value of each such loan was the principal amount plus or minus any unamortized premium or discount (which, in all such cases, equated to “cost”). Please note that the total net difference between the aggregate principal amount and the aggregate cost/fair value of these 11 loans was $1.6 million, or 1.3% of the total fair value of such investments as of such date.

Additionally, please note that on the Company’s schedule of investments as of March 31, 2012 included in Amendment No. 2, of the Company’s 32 investments at such date, 13 had a fair value greater than cost, 14 had a fair value less than cost, 1 had a fair value equal to cost and 4 have both a cost and fair value of zero.

Senior Securities / Financial Highlights — Provide senior security information required by Item 4.3 of Form N-2.

Response: As previously discussed with Mr. Long, the senior security information required by Item 4.3 of Form N-2 appears on page 64 of Amendment No. 2.

Portfolio Turnover / Financial Highlights — Provide the portfolio turnover rate as required by Item 4 of Form N-2.

Response: The requested information appears on pages F-37 and F-55 of Amendment No. 2.

Payment-in-Kind Interest — State separately the interest rates for payment in kind securities.

Response: The applicable interest rates for payment in kind securities held by the Company appear in the Company’s Consolidated Schedule of Investments as of December 31, 2011 on pages F-8 through F-10 of Amendment No. 2, the Company’s Consolidated Schedule of Investments as of December 31, 2010 on pages F-11 through F-13 of Amendment No. 2 and the Company’s Consolidated Schedule of Investments as of March 31, 2012 on pages F-46 through F-49 of Amendment No. 2.

James E. O’Connor Jeffrey W. Long August 6, 2012 Page 21

Capital Gains Incentive Fee — Please disclose that the Company will accrue the capital gains incentive fee if, on a cumulative basis, the sum of net realized gains/ (losses) plus net unrealized appreciation/(depreciation) is positive.

Response: The Company has added disclosure in Note 6 of Notes to Consolidated Financial Statements on page F-23 of Amendment No. 2 to address the Staff’s comment.

General

1.        Please inform us whether the officers, directors, and beneficial owners of more than 10% of the Company’s securities have filed the ownership reports (Forms 3, 4, and 5) required by Section 16(a) of the Securities Exchange Act of 1934.

Response: Under the federal securities laws, the Company’s directors, executive (and certain other) officers and any persons holding more than ten percent of the Company’s common stock are required to report their ownership of common stock and any changes in that ownership to the Company and the SEC. Specific due dates for these reports have been established by regulation, and the Company is required to report in its proxy statement any failure to file by these dates. To the Company’s knowledge, based solely on a review of the copies of beneficial ownership reports furnished to the Company and written representations that no other reports were required, during the year ended December 31, 2011, all of the Company’s directors, officers and more than 10 percent beneficial owners complied with all applicable Section 16(a) filing requirements.

2.        Please state in your response letter whether FINRA has reviewed the underwriting terms and arrangements of the offering.

Response: The Company submitted the registration statement on Form N-2 to FINRA for review, and has received a conditional no objection notice from FINRA. This notice indicates that, pending FINRA’s receipt of the required information from any FINRA members participating in an offering by the Company pursuant to this registration statement on Form N-2, the underwriting terms and arrangements as proposed do not appear inconsistent with NASD rules.

3        .Please inform us whether the adviser manages any registered investment companies, any other BDCs, any private funds (e.g., “hedge funds”), or managed accounts.

Response: The Company’s investment adviser, NGP Investment Advisor, LP, does not manage any other registered investment companies, business development companies, private funds or managed accounts.

James E. O’Connor Jeffrey W. Long August 6, 2012 Page 22

4.        Has the Company or the adviser filed, or do either intend to file, any applications for exemptive relief?

Response: Yes, the Company filed an Application for an Order Pursuant to Section 57(i) of the Investment Company Act of 1940, and Rule 17d-1 under the Act to Permit Certain Joint Transactions Otherwise Prohibited by Section 57(a)(4) of the Act and under Section 17(d) of the Act and Rule 17d-1 under the Act Authorizing Certain Joint Transactions on September 8, 2009 (File No. 812-13695), which has been amended on December 17, 2009, January 5, 2011, August 25, 2011 and October 6, 2011. The Company also previously filed an Application for an Order Pursuant to Sections 57(c) and 57(i) of the Investment Company Act of 1940, and Rule 17d-1 under the Act to Permit Certain Principal Transactions Otherwise Prohibited by Sections 57(a)(1) and (2) of the Act and Authorizing Certain Principal Transactions Otherwise Prohibited by Section 57(a)(4) on September 8, 2009 (File No. 812-13696).

Closing

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can expedite your review by answering any questions in the interim, please do not hesitate to call Wesley P. Williams at (214) 969-1324 or the undersigned at (214) 969-1349.

Sincerely,

Jessica W. Hammons

Enclosures

cc: Mr. Stephen K. Gardner (without enclosures)

Mr. L. Scott Biar (without enclosures)

Ms. Mary Ann Birchfield (without enclosures)

Ms. Paula Williams (without enclosures)

Mr. Wesley P. Williams (without enclosures)